Exhibit 99.3

THIRD POINT, ROYAL CAPITAL MANAGEMENT, AND MONARCH ALTERNATIVE CAPITAL SEND LETTER TO SMURFIT-STONE BOARD OF DIRECTORS

NEW YORK, NY – February 2, 2011 – Third Point LLC, Royal Capital Management, L.L.C. and Monarch Alternative Capital LP announced today that they had sent the following letter to the Board of Directors of Smurfit-Stone Container Corporation (NYSE: SSCC) announcing and explaining their intention to vote against the proposed merger of Smurfit-Stone Container with a subsidiary of Rock-Tenn Company:

VIA EMAIL

February 2, 2011

Mr. Ralph F. Hake, Chairman
Mr. Patrick J. Moore, Director and Chief Executive Officer
Mr. Timothy J. Bernlohr, Director
Mr. Terrell K. Crews, Director
Mr. Eugene I. Davis, Director
Mr. Michael E. Ducey, Director
Mr. Jonathan F. Foster, Director
Mr. Ernst A. Häberli, Director
Mr. Arthur W. Huge, Director
Mr. James J. O’Connor, Director

Smurfit-Stone Container Corporation
222 N. LaSalle Street
Chicago, IL  60601

Attention: Ralph F. Hake, Chairman

Gentlemen:

Investment funds we manage are shareholders of  Smurfit-Stone Container Corporation (“Smurfit” or the “Company”), collectively holding approximately 9% of the Company’s outstanding common stock (the “Common Stock”).  Our managed funds received more than 60% of our shares in the Company’s bankruptcy reorganization, and owned more than 96% of our current holdings before the Company announced its agreement to be acquired by Rock-Tenn Company (“Rock-Tenn”) in a cash-and-stock merger (the “Merger”).  We are writing to express our disappointment at the merger terms you approved, and to announce our intention to vote against the Merger as it stands today.

We believe that the acquisition by Rock-Tenn substantially undervalues the Company and we are acutely disappointed that the Board of Directors is willing to throw in the towel on the significant upside inherent in the Company’s assets.  To add insult to injury, it appears that the Company did not run a sale process, apparently in violation, or at least in ignorance, of your duties to shareholders to seek the best price available.  Finally, we cannot help but wonder whether Mr. Patrick Moore’s employment contract, which is set to expire on March 31st of 2011, played any part in pushing for this sale, given that he personally stands to earn a windfall in excess of $15 million as a result of the Merger.

One need look no further than the action of Rock-Tenn’s stock price following the announcement of the Merger.  Typically, when an acquirer is deemed to have paid a “full and fair price” for a target, the acquirer’s shares trade down.  It is telling to note that the price of Rock-Tenn common stock is UP 18% since the announcement, clear evidence that the market believes Rock-Tenn is getting a steal.  This evidence is further buttressed by comments made by the CEO of Rock-Tenn in a conference call announcing the Merger (more on that below).

In short, we cannot help but conclude that the Board has forsaken its primary duty to maximize value for shareholders.  We believe that, ultimately, Rock-Tenn would have been willing to pay significantly more for the strategic assets of the Company, and that there is still an opportunity for other buyers (perhaps with more potential synergies) to come forward with a valuation that is significantly higher than the implied Rock-Tenn deal price.  Further, we believe that if the Board and management simply rolled up their sleeves and continued on the Company’s current course, Smurfit shareholders would be better off on a stand-alone basis than we would be if we were to accept the terms of the Rock-Tenn transaction.

The Proposed Transaction Represents a Significant Discount to Precedent Valuations

$500 Million to $1.1 Billion Asset Ignored and Adjusted EBITDA Significantly Discounted

Rock-Tenn’s press release announcing the transaction asserts that $35.00 per share implies a Total Enterprise Value (“TEV”) to Adjusted EBITDA multiple for Smurfit of 6.1x.  In fact, we think the multiple is closer to 5.1x for the following reasons.

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First, while Rock-Tenn chose to include Smurfit’s full after-tax unfunded pension liability in its TEV calculation, it neglected to include the value of Smurfit’s sizable net operating loss (“NOL”) asset of $500 million.  On a “tax effected” basis, the NOL is worth ~$190 million or ~$1.88 per Smurfit share.  This figure doesn’t even include the possibility of an additional $650 million in NOLs that may be realized if the IRS permits Smurfit’s treatment of Black Liquor tax credits received in 2009. On a “tax effected” basis, the additional NOL from these tax credits would conservatively be worth ~$250 million or ~$2.45 per Smurfit share.

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Second, Rock-Tenn annualized Smurfit’s fourth quarter 2010 Adjusted EBITDA of $205 million, resulting in a “run-rate” figure of $820 million, even though Rock-Tenn CEO James Rubright acknowledged on the January 24th conference call announcing the Merger (the “Conference Call”) that this Adjusted EBITDA figure was based on “the seasonally weakest December quarter.”  Annualizing Smurfit’s adjusted EBITDA for the six months ended December 31, 2010 is far more appropriate, and Mr. Rubright himself acknowledged that “if we had used trailing six month pro formas … for Smurfit, particularly given the fact that those are the post-bankruptcy operating results, it would have been higher” than $820 million.  Moreover, Smurfit has reported anticipated SG&A savings of $50 million in 2011 from actions already taken.  As these savings are prospective, they obviously are not included in the “run rate” for the fourth quarter of 2010.  Thus, if we were to annualize Smurfit’s trailing six month Adjusted EBITDA and add the SG&A savings, we would arrive at a more appropriate “run-rate” for 2011 Adjusted EBITDA of $938 million.  It is unlikely that the entire $110 per ton of containerboard price increases were fully reflected in the earnings in the second half of 2010 due to Smurfit's exposure to semi-annual and annual contracts.  International Paper and Temple-Inland announced on their third quarter earnings calls that they had realized $95 and $93 per ton of the price increases, respectively, at September 30, 2010.   This “run rate” figure also does not include the significant benefit from a successful implementation of the 2011 price increase already announced by one of Smurfit’s competitors.   Additionally, we are not alone in our views regarding Smurfit’s earning potential. Goldman Sachs research analyst Richard Skidmore published a report on January 9th, the most recent report published by a major firm before the Merger, which estimated Smurfit’s 2011 EBITDA at $938 million.

As illustrated below, Rock-Tenn’s announced valuation multiple of 6.1x times drops to a paltry 5.1x with the adjustments described above.  We will not know until we see the proxy statement for this transaction, but we wonder just what numbers Smurfit’s board was looking at when it approved the Merger?  This is the critical question, because if Rock-Tenn had been willing to pay 6.1 times the more appropriate Adjusted EBITDA of $938 million, and if an appropriate value had been ascribed to the NOL, Smurfit’s shareholders would receive nearly $44.00 per share of Common Stock in the Merger.

		EBITDA	Illustrative
	Rock-Tenn	Adjusted	Potential
	Valuation	Valuation	Valuation

Cash	$449	$449	$449
Debt	1,194	1,194	1,194
After Tax Pension	700	700	700
Net Debt and Pension	1,445	1,445	1,445

NOLs	--	(190)	(190)

Fully Diluted Shares (mm)	101	101	101
Price per Share	$35.00	$35.00	$43.98
Market Capitalization	3,536	3,536	4,443
TEV	$4,981	$4,791	$5,698

Smurfit Run Rate Adjusted EBITDA	$820	$938	$938
Implied TEV / Adjusted EBITDA	6.1x	5.1x	6.1x

Even Mr. Rubright has acknowledged that the Adjusted EBITDA used to arrive at the 6.1x figure is questionable:  “It’s not hard to have annualized to a higher number than the one [Rock-Tenn] used.”  It may not be hard, but one can only wonder whether the Smurfit Board did so when it approved the Merger.  We await the proxy statement to learn precisely what Adjusted EBITDA figure the Board had in mind.

Historical Multiples are Significantly Higher

Whether the multiple is 5.1x or 6.1x, precedent transactions in this industry are significantly higher.  In fact, Lazard Frères & Co., the same company that gave a fairness opinion to the Board for this transaction, testified in the Summer of 2010 during Smurfit’s bankruptcy plan confirmation hearing that precedent containerboard transactions over the last decade had a median TEV to EBITDA ratio of 7.7x!  With recent consolidation, one could argue that transactions in the industry should command an even higher multiple.  As illustrated below, a multiple of 7.7x  and the appropriate Adjusted EBITDA would bring consideration to  approximately $59 per share.  Even if we used Rock-Tenn’s intentionally understated Adjusted EBITDA of $820 million, a 7.7x multiple would bring consideration to  approximately $50 per share.  Again, we look forward to reviewing the proxy statement to determine how the Board and its advisers could possibly have gotten comfortable with this anemic premium.

	Precedent Transaction Mult.
	Rock-Tenn	2H10A
	Adj. EBITDA	Adj. EBITDA

Cash	$449	$449
Debt	1,194	1,194
After Tax Pension	700	700
Net Debt and Pension	1,445	1,445

NOLs	(190)	(190)

Fully Diluted Shares (mm)	101	101
Price per Share	$50.07	$59.07
Market Capitalization	5,059	5,968
TEV	$6,314	$7,223

Smurfit Run Rate Adjusted EBITDA	$820	$938
Implied TEV / Adjusted EBITDA	7.7x	7.7x

Questionable Sale Process

A low transaction multiple is tough to swallow in any context, but it is a particularly bitter pill when it has resulted from a sale process that appears to be anything but robust.  While we await the proxy statement to confirm this, Mr. Rubright’s comments on the Conference Call that “this transaction was exclusively negotiated on a one-on-one basis,”  and that Rock-Tenn “[doesn’t] like to do transactions that are in a process,” lead us to believe that the Company and its advisers did not set up a competitive process for this asset.  In our experience, providing a would-be acquirer an exclusive opportunity to bid on your company, failing to conduct a market-check and ultimately signing a merger agreement without a “go-shop” provision and with a termination fee that borders on the high-end of reasonable is a likely indication that incentives of the Board are misaligned with those of the shareholders.  One need look no further for misalignment than the interests of CEO and Director Patrick J. Moore.

After leading Smurfit into a bankruptcy that wiped out its prior shareholders, Mr. Moore was rewarded by being re-hired by the Board as Smurfit’s CEO for a period of 9 months, scheduled to terminate on March 31, 2011.  While moderate retirement packages for CEOs are commonplace, Mr. Moore appears to have hit the jackpot with his.  In addition to receiving pension, health and other benefits, and becoming eligible for a “special incentive” bonus of $3.5 million upon retirement, he was granted a “change of control bonus” in his short-term employment agreement that would pay him a substantial sum if the Company received a “change of control” offer (such as for the Merger) before his retirement date and the transaction were to occur on or before September 30, 2011.  Tellingly, he would receive nothing if, by that date, no change of control has occurred.  Under this bonus provision, Mr. Moore stands to realize, by our account, a windfall payment of approximately $19 million (less any “special incentive” bonus he’s received) upon the closing of the Merger!  Collectively, the Smurfit officers are getting $42 million. It is therefore not hard to imagine the incentives that pushed Mr. Moore, and possibly the Board, towards accepting this transaction with an eager buyer (especially at this price) without bothering to conduct a market check.  Shareholders, however, do not receive the same special benefits, and we cannot help but wonder whether his looming retirement motivated Mr. Moore to push for a less-than-optimal result for his shareholders.

Smurfit Could Go It Alone and Shareholders Would be Better Off

It is no secret that Smurfit is an undermanaged, underperforming company with substantial upside opportunity and highly valuable assets.  Obviously, Rock-Tenn believes this to be the case, as evidenced by Mr. Rubright’s comment on the Conference Call that “the opportunities for … investments in the Smurfit mill system are basically unlimited with very, very high paybacks.”  Unlimited opportunities for projects with “very, very high paybacks”?  It sounds incredibly attractive to us.  These opportunities do not require a strategic partner, and an independent Smurfit would have more than sufficient cash flow to fund them.  All it would take is a Board seeking to maximize shareholder value and a management team properly incentivized for long-term appreciation and not a short-term exit.

Smurfit’s lack of a permanent management team and prior investment constraints prevented it from eliminating some rather glaring operational inefficiencies.  Smurfit’s margins have long trailed its competitors despite having a mill system which Rock-Tenn and industry consultants believe to have at worst average structural costs.  Smurfit also maintains multiple corporate headquarters, further illustrating the significant level of “low hanging fruit” within the Company’s standalone cost structure.  Mr. Rubright alluded to these opportunities when he stated that “perhaps the greatest value proposition in this transaction is bringing Rock-Tenn’s extremely customer focused approach to the market place; our discipline and execution; and our track record of continuous operational and administrative excellence .…”  Customer focus, discipline and execution, and continuous operational and administrative excellence are fundamental building blocks of any successful enterprise.  A competent, motivated and properly incentivized management team would surely be capable of capitalizing on these opportunities and the great value they represent to Smurfit shareholders.  So why does the Board believe that a merger with a competitor is the best way for Smurfit to realize its potential?

One of the more egregious examples of leaving money “on the table” is Smurfit’s underfunded pension.  While the “after tax” amount of underfunding stood at $700 million as of December 31, 2010, this number likely overstates the Company’s actual cash obligations.  If, over the next two years, interest rates increase by 100 basis points and Smurfit were to contribute the $445 million currently projected, the plan would be nearly fully funded.  Furthermore, if one “tax effects” this $445 million contribution, then the liability would be only $275 million, or a full $425 million less than the reported figure of $700 million.  It is clear that Rock-Tenn is fully aware of this potential savings, again as evidenced by Mr. Rubright’s comments on the Conference Call after an analyst asked him whether there could be a substantial reduction in the pension obligation:

“You broke the code, okay?  So you’re right …. If what you are suggesting happens, … mandatory funding responsibility will come down, and would we over-fund this pension plan?  The answer is no.”

Significant Benefits to Rock-Tenn Should Have Led to Higher Consideration

Rock-Tenn’s asset base is 100% dependent on recycled inputs, meaning its earnings are highly vulnerable to increases in the cost of recycled fiber.  Smurfit’s assets, on the other hand, are approximately 65% virgin fiber based, providing the Company with a long term structural advantage.  Asian recycled capacity, mostly located in China, represents approximately 31% of total global containerboard capacity.  Continued economic growth in that region should increase global competition for recycled fiber inputs, which recently reached historically high price levels.  Rock-Tenn is disadvantaged relative to its domestic competitors which, like Smurfit, mainly operate virgin input assets.  Mr. Rubright summarized the advantageous position of Smurfit’s assets when he stated that “the fact is United States virgin containerboard is a highly strategic global asset.” Given Rock-Tenn’s structural disadvantage and appearance as a “forced buyer” of virgin input capacity, along with the meaningful synergies that Rock-Tenn surely expects to bring to the combined company, the Board should have demanded Rock-Tenn pay a meaningfully higher premium to the market price of the Common Stock than the paltry 27% agreed to in the Merger.

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For all these reasons, we believe the Merger woefully shortchanges Smurfit shareholders.  Although we believe that Smurfit has the potential to thrive as a stand-alone company, we do not quarrel with the strategic rationale behind the Merger, and would support a sale of the Company, but believe that any business combination with Rock-Tenn or any other party must provide adequate consideration for the holders of Common Stock.  We note that the shareholder base appears to have turned over significantly since the announcement of the Merger, with over 100 million shares having changed hands already.  Fortunately, the Merger was agreed to without any shareholder lockups or voting commitments, and therefore, given the wide dispersal of the Company’s common stock, the ultimate approval by shareholders is by no means assured.  We believe that there are other potential acquirers who may come forth, and we encourage any and all to do so.

We greatly regret that you, our representatives and fiduciaries, unwisely entered into a transaction without seeking competitive bids.  As things stand now, we cannot support the Merger.

Sincerely,

Third Point LLC /s/ Josh Targoff Josh Targoff cc: David W. Bonanno	Royal Capital Management, L.L.C. /s/ Yale Fergang Yale Fergang cc: Neal Shah	Monarch Alternative Capital LP /s/ Andrew Herenstein Andrew Herenstein cc: Roger Schmitz

Third Point LLC 390 Park Avenue, 19th Floor New York, NY 10022	Royal Capital Management, L.L.C. 623 Fifth Avenue, 24th Floor New York, NY 10022	Monarch Alternative Capital LP 535 Madison Avenue New York, NY 10022
Source: Third Point LLC, Royal Capital Management, L.L.C, Monarch Alternative Capital LP

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